                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         H.E.R.C. Products Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   4041651021
                                 (CUSIP Number)


Mr. Lance Laifer                     With a copy to:
Laifer Capital Management, Inc.      Gerald Adler, Esq.
Hilltop Partners, L.P.               Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                  919 Third Avenue
New York, New York 10036             New York, New York 10022
(212) 921-4139                       (212) 758-9500
----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 7, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No.  4041651021                                     Page 2 of ___ Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laifer Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                     (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,160,300
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         1,160,300
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                             629,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                       1,790,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       18.2%

14       TYPE OF REPORTING PERSON*
                                    CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No.   4041651021                                    Page 3 of ___ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Lance Laifer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                  (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           1,160,300
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         1,160,300
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                           629,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                       1,790,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       18.2%

14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No.    4041651021                                  Page 4 of ___ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Hilltop Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                    (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           888,000
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         888,000
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                       888,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       9.0%

14       TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  Schedule 13D
                         H.E.R.C. Products Incorporated


                  This Statement on Schedule 13D is filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons").

Item 1.           Security and Issuer.

                  This Statement relates to the common stock (the "Common Stock") of H.E.R.C. Products Incorporated (the "Company"). The address of the principal executive office of the Company is 2202 W. Lone Cactus Drive #15, Phoenix, AZ 85027-2621.

Item 2.           Identity and Background.

                  (a) This Schedule 13D is being filed jointly by Hilltop Partners, L.P., a Delaware limited partnership ("Hilltop"), its general partner, Laifer Capital Management, Inc., a Delaware corporation, and Lance Laifer, the President, sole Director and principal stockholder of Laifer Capital Management, Inc.

                  (b), (c) and (f) The address of Hilltop is 45 West 45th Street, New York, NY 10036. Hilltop is a Delaware limited partnership. Its principal business is investments.

                  The address of the principal office of Laifer Capital Management, Inc. is 45 West 45th Street, New York, NY 10036. Laifer Capital Management, Inc. is a Delaware corporation. Its principal business is investment management.

                  Lance Laifer's principal occupation is investment management and his business address is c/o Laifer Capital Management, Inc., 45 West 45th Street, New York, NY 10036. Mr. Laifer is a United States citizen.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds.

                  The source of the funds used by Hilltop to purchase the securities of the Company was working capital. The source of the funds used by Laifer Capital Management, Inc. to purchase the securities of the Company was
(i) the working capital of Hilltop and (ii) the working capital or other funds of various Wolfson family entities ("Wolfson") and Hilltop Offshore

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Limited ("Offshore"), which are investment advisory clients of Laifer Capital
Management, Inc. The amount of funds used by the Reporting Persons to purchase Common Stock is as follows:


        Hilltop                    $ 291,392

        Wolfson                    $ 206,111

        Offshore                   $  88,491

Item 4.           Purpose of the Transaction.

                  Each of the Reporting Persons acquired its or his shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  (a) Hilltop is the beneficial owner of 888,000 shares (9.0%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 1,790,000 shares (18.2%) of Common Stock. The 1,790,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

                  (i) 888,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and investment advisor to Hilltop, which shares have been described above; and

                  (ii) 902,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004- 1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").


                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

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                  The number of shares beneficially owned by the Reporting
Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 9,850,588 shares of Common Stock of the Company outstanding as of April 21, 1998 as reported to the Reporting Persons by an officer of the Company.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 888,000 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 888,000 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 272,300 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 629,700 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as investment advisor to Wolfson. Wolfson retains the sole power to vote and to direct the voting of the shares of Common Stock owned by it.

                  (c) The transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth on Annex A hereto. Except as indicated, all such transactions were open market purchases.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A.        Agreement of Joint Filing.

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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 22, 1998                  HILLTOP PARTNERS, L.P.


                                        By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                             as General Partner


                                        By:  /s/ Lance Laifer
                                             Lance Laifer
                                             President

                                        LAIFER CAPITAL MANAGEMENT, INC.


                                        By:  /s/ Lance Laifer
                                             Lance Laifer
                                             President


                                             /s/ Lance Laifer
                                             Lance Laifer

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

                                                      Annex A


                                               Laifer          Hilltop        Wolfson         Offshore
Date            Price           Comm.          # Shares        # Shares       # Shares        # Shares
----            -----           -----          --------        --------       --------        --------
1/22/98         $0.4688            --            10,000           5,200           3,500           1,300
1/23/98          0.5625            --            25,000          12,900           8,800           3,300
1/26/98          0.5625            --            25,000          12,900           8,800           3,300
1/27/98          0.5625            --            10,000           5,200           3,500           1,300
1/28/98          0.5625            --            10,000           5,200           3,500           1,300

2/5/98           0.52              --            20,000          10,400           7,000           2,600
2/6/98           0.50              --            15,000           7,800           5,200           2,000
2/9/98           0.49              --            20,000          10,400           7,000           2,600
3/12/98          0.3438            --            20,000          10,300           7,100           2,600
3/13/98          0.3438            --            15,000           7,700           5,300           2,000
4/7/98*          0.31              --         1,370,000         800,000         320,000         250,000
4/14/98*         0.31              --           250,000             0           250,000             0


-----------------------
* Privately negotiated purchase from the Company